UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2 )*

                      PUBLIC STORAGE PROPERTIES, LTD.
                            (Name of Issuer)

                  Units of Limited Partnership Interest
                     (Title of Class of Securities)

                                  NONE
                             (CUSIP Number)

    David Goldberg, 701 Western Avenue, Glendale, California 91201-2397
                          818/244-8080, ext. 529
    -------------------------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             October 1, 1997
         (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
    CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             B. Wayne Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       25

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       6,025

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             6,025

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             30.1%

   14   Type of Reporting Person*
             IN

                                  SCHEDULE 13D
    CUSIP No. N/A

   1    Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

             Tamara L. Hughes

   2    Check the Appropriate Box if a Member of a Group*
                                          a. [ ]
                                          b. [x]

   3    SEC Use Only

   4    Source of Funds*
             PF

   5    Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)    [  ]

   6    Citizenship or Place of Organization
             California

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
   WITH
                  7    Sole Voting Power
                       80

                  8    Shared Voting Power
                       N/A

                  9    Sole Dispositive Power
                       80

                  10   Shared Dispositive Power
                       N/A

   11   Aggregate Amount Beneficially Owned by Each Reporting
        Person
             80

   12   Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                   [  ]

   13   Percent of Class Represented by Amount in Row (11)
             0.4%

   14   Type of Reporting Person*
             IN

        The Statement on Schedule 13D dated September 25, 1995, as amended by Amendment No. 1 dated November 16, 1995 (the "Schedule 13D") filed by B. Wayne Hughes relating to the units of limited partnership interest (the "Units") of Public Storage Properties, Ltd., a California limited partnership (the "Issuer"), is amended by this Amendment No. 2 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D.

Item 1. Security and Issuer

        Item 1 of the Schedule 13D is supplemented as follows:

        The address of the principal executive office of the Issuer is 701 Western Avenue, Glendale, California 91201-2397.

Item 2. Identity and Background

        Item 2 of the Schedule 13D is supplemented as follows:

        This Amendment No. 2 to Statement on Schedule 13D is filed by B. Wayne Hughes and Tamara L. Hughes (collectively, the "Reporting Persons") pursuant to a Joint Filing Agreement attached hereto as Exhibit 4.

        Mr. B. Wayne Hughes, a United States citizen, is a co-general partner of the Issuer. Mr. Hughes is the Chairman of the Board and Chief Executive Officer of Public Storage, Inc., formerly known as Storage Equities, Inc. ("PSI"), a real estate investment trust which is the other co-general partner of the Issuer. Mr. Hughes' business address is 701 Western Avenue, Glendale, California 91201-2397. Mr. Hughes is the father of Tamara L. Hughes.

        Ms. Tamara L. Hughes, a United States citizen, is a Vice President-Administration of PSI. Her business address is 701 Western Avenue, Glendale, California 91201-2397.

        Because of the relationship between the Reporting Persons, such Reporting Persons may be deemed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. However, each of the Reporting Persons disclaims that he or she constitutes such a group. In addition, except as otherwise disclosed herein, each Reporting Person claims beneficial ownership only of those Units set out following his or her name under Item 5 hereof and disclaims beneficial ownership of any Units covered by this Amendment No. 2 to Statement on Schedule 13D owned by any other Reporting Person. The filing of this Amendment No. 2 to Statement on Schedule 13D shall not be deemed an admission that the Reporting Persons constitute such a group or that a Reporting Person is a beneficial owner of Units owned by any other Reporting Person.

        During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or person controlling any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation

        Item 3 of the Schedule 13D is supplemented as follows:

        Subsequent to the date of Amendment No. 1 to Statement on Schedule 13D,
B. Wayne Hughes acquired an additional 25 Units for an aggregate purchase price of $4,565 in cash, with funds obtained from Mr. Hughes' personal funds.

        On October 1, 1997, Tamara L. Hughes acquired 80 Units for an aggregate purchase price of $15,300 in cash, with funds obtained from Ms. Hughes' personal funds.

Item 4. Purpose of Transaction

        Item 4 of the Schedule 13D is supplemented as follows:

        The Reporting Persons have acquired the Units for investment purposes. The Reporting Persons believe that the Units represent a good investment.

        Although in the future the Reporting Persons or their affiliates may acquire additional Units thereby increasing the Reporting Persons' ownership position in the Issuer, B. Wayne Hughes (a co-general partner of the Issuer) and Tamara L. Hughes have no present plans or intentions with respect to the Issuer for a liquidation, a merger, a sale or purchase of material assets or borrowings (other than a possible restructure of the existing property debt). No assets of the Issuer have been identified for sale.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Schedule 13D is supplemented as follows:

        As of October 1, 1997 and subsequent to that date through June 11, 1998, each Reporting Person owned the aggregate number of Units set forth below opposite his or her name. Such Units constitute approximately 30.5%, in the aggregate, of the total number of Units outstanding of 20,000.

                                                             Approximate %
                                      No. of                   of Units
   Reporting Person                    Units                 Outstanding
   ----------------                   -------                -------------

   B. Wayne Hughes                     6,025 (a)                 30.1%
   Tamara L. Hughes                       80 (b)                  0.4%
                                       -----                     ----
      Total                            6,105                     30.5%
   ------------

   (a) These Units are held of record by BWH Marina Corporation II ("BWH Corp."), a corporation wholly-owned by Mr. Hughes. On November 16, 1995, Mr. Hughes granted to PSI an option to acquire and an irrevocable proxy to vote 6,000 of these Units for a three-year period ending November 16, 1998, and therefore Mr. Hughes has no power to vote those 6,000 Units; Mr. Hughes has the sole power to dispose of those 6,000 Units, but Mr. Hughes has agreed not to dispose of those 6,000 Units during the term of the option. Mr. Hughes has the sole power to vote and the sole power to dispose of the other 25 Units; see
        Item 6 below with respect to Mr. Hughes' grant of an option to PSI to acquire these 25 Units.

   (b) Ms. Hughes has the sole power to vote and the sole power to dispose of all of these Units; see Item 6 below with respect to Ms. Hughes' grant of an option to PSI to acquire these 80 Units.

        During the 60-day period ending October 1, 1997 and subsequent to that date through June 11, 1998, the Reporting Persons purchased the number of Units in the transactions, on the transaction dates and at the prices per Unit (not including commissions) set forth below opposite his or her name.

                                           No. of        Type          Price
                          Transaction      Units          of           per
   Reporting Person          Date          Bought      Transaction     Unit
   ----------------       -----------      ------      -----------     -----

   Tamara L. Hughes         10/1/97           50         (a)           $171
                            10/1/97           30         (a)           $225
   ------------

   (a)  Unsolicited purchases directly from Unitholders.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer

        Item 6 of the Schedule 13D is supplemented as follows:

        On July 1, 1997, BWH Corp. granted to PSI the option to acquire from BWH Corp. 25 Units for an aggregate exercise price equal to $4,565 plus BWH Corp.'s costs. Such option is exercisable at any time on or after July 1, 1998.

        On October 1, 1997, Tamara L. Hughes granted to PSI the option to acquire from Tamara L. Hughes 80 Units for an aggregate exercise price equal to $15,300 plus Tamara L. Hughes' costs. Such option is exercisable at any time on or after October 1, 1998.

Item 7. Material to be Filed as Exhibits

        (Exhibits 1 through 3 are listed in Amendment No. 1 to Statement on
Schedule 13D)

        Exhibit 4 - Joint Filing Agreement. Filed herewith.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 2 to Statement on
Schedule 13D is true, complete and correct.

Dated:  June 12, 1998


                                        /S/ B. WAYNE HUGHES
                                       -----------------------------
                                       B. Wayne Hughes


                                        /S/ TAMARA L. HUGHES
                                       -----------------------------
                                       Tamara L. Hughes